UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 03 2008
Washington, DC
106

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08029952

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDB Capital Corp. D/B/A Alexandra & James , Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Kehrer (212) 551-8684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, John Kropf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IDB Capital Corp., A/K/A Alexandra & James, Co., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

GRACE SPINA
Notary Public State of New York
No: 01SP6135550
Qualified in Queens County
Commission Expires: Oct. 24, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel discount Bank of New York)

December 31, 2007

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors and Stockholder
IDB Capital Corp.:

We have audited the accompanying statement of financial condition of IDB Capital Corp. (the Company) a wholly owned subsidiary of Israel Discount Bank of New York as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of IDB Capital Corp. as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2008

IDB CAPITAL CORP.

Statement of Financial Condition

December 31, 2007

(In thousands)

Assets

Cash	$	1,469
Receivable from clearing broker		5,128
Securities owned, at market		2,766
Accounts receivable		945
Premises and equipment (net of accumulated depreciation of $18)		105
Deferred compensation		1,913
Other assets		401
Total assets	$	12,727

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,419
Total liabilities		1,419
Stockholder's equity:		
Common stock, par value $25. Authorized 20,000 shares; issued and outstanding 10,000 shares		250
Retained earnings		11,058
Total stockholder's equity		11,308
Total liabilities and stockholder's equity	$	12,727

See accompanying notes to statement of financial condition.

(1) Organization

IDB Capital Corp. (the Company), is a wholly owned subsidiary of Israel Discount Bank of New York (the Parent), a New York State chartered banking corporation. The Company is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), formerly known as National Association of Securities Dealers, Inc. (the NASD). The Company filed for an assumed name in the State of New York which became effective on October 26, 2006 and is now also known as Alexandra & James, Co. (A&J Co.) The Company trades on an agency and riskless principal basis for customers of its Parent whom it either introduces to another broker-dealer (the Clearing Broker) on a fully disclosed basis or clears the customers' trades by means of omnibus accounts maintained at the Clearing Broker. The Company only carries those customer accounts which are cleared on an omnibus basis and its custodial functions related to customer securities are limited to effecting delivery and receipt between the omnibus accounts and customers' accounts established at the Parent. The Company invests its proprietary funds in fixed income securities.

The Company has agreed to sell part of its business (Alexandra & James, Co.) (the A&J Co. business) pursuant to the Asset Purchase Agreement dated as of September 7, 2007, by and among the Company, Alexandra & James LLC (A&J LLC), a Delaware Corporation, and Alexandra Lebenthal. The A&J Co. business is composed of (a) all customer relationships relating to the accounts that were added to the domestic securities business of the Company between October 1, 2006 and the date of the execution of the Asset Purchase Agreement and (b) new domestic securities business accounts developed by the A&J Co. business.

The purchase price for the A&J Co. business is the assumption of its liabilities plus certain other adjustments. The cash portion of the purchase price – the "Net Purchase Price" – is the purchase price less the book value of the assumed liabilities. The net purchase price will be paid by A&J LLC to IDB as part of the closing. If for any reason the transaction is not consummated on or before February 29, 2008, then either the Company or A&J Co. may terminate the Asset Purchase Agreement. Among other things, consummation of the transaction is conditioned on A&J LLC completing its registration as a broker-dealer and becoming a member of FINRA.

Effective on September 7, 2007, the A&J Co. business became a separate division of the Company.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

(b) ***Securities Transactions***

Proprietary securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities that have not reached their contractual settlement date are recorded net in the statement of financial condition. Securities owned are valued at market, with the resulting unrealized gains or losses included in income.

Brokerage revenues, derived from securities transactions for clients, consist of commissions earned on transactions conducted on an agency basis and trading revenue earned from transactions conducted on a riskless principal basis. Such brokerage revenues and related clearing expenses are recorded on a trade date basis, as securities transactions occur and are presented on a net basis in the statement of operations.

(c) ***Deferred Compensation***

The Company granted forgivable loans to certain employees. The term of each of the loans is 7 years with scheduled maturity dates between 2013 to 2014. For each year the employee is in good standing with the Company, the Company forgives a ratable portion of the principal and related interest and charges this amount to employee compensation and benefits expense.

(d) ***Premises and Equipment, Net***

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line and accelerated methods based upon useful lives from 3 to 30 years. Amortization of leasehold improvements is computed by the straight-line method over the shorter time period of either the useful life of the improvement or the remaining life of the lease. The cost of maintenance and repairs on premises and equipment is charged to occupancy and equipment expenses in the statement of operations.

(e) ***Income Taxes***

The Company records income taxes in accordance with the liability method. The Company is included in the consolidated Federal and combined state and local income tax returns filed by the Parent. Under a tax sharing agreement with its Parent, the Company determines its federal, state and local income tax on a separate company basis using the same computational method as the consolidated group.

In 2006, the Financial Accounting Standards Board released Interpretation 48, *Accounting for Uncertainty in Income Taxes*. The Interpretation addresses how taxpayers should account for uncertain tax positions. The Interpretation was effective for the 2007 financial statements of the Company. Management has determined that the Interpretation has no significant impact on the Company's financial position at December 31, 2007.

(f) ***Fair Value of Financial Instruments***

Financial instruments, which consist of cash, cash and securities on deposit with clearing organization, securities owned, and accounts receivable, are reported at their carrying amounts which approximate fair value given the short term nature of these items.

(3) Receivable from Clearing Broker

The Company is required to maintain deposits with its clearing broker in order to conduct its business. At December 31, 2007, deposits with its clearing broker consisted of cash in the amount of $5,128,374.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limitation for any losses incurred due to any customer's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2007.

(4) Securities Owned, at Market

At December 31, 2007, Securities owned, at market, are comprised of the following securities (in thousands):

GNMA mortgage backed securities	$	17
FHLMC mortgage backed securities		1,858
Municipal bonds		891
Total	$	2,766

Securities owned may be pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations. At December 31, 2007, $160,440 in cash (included in Receivable from Clearing Broker on the statement of financial condition) was pledged as collateral. In addition at December 31, 2007 mortgage-backed securities were pledged as collateral with a total market value of $4,249 to the Clearing Broker.

(Continued)

(5) Income Tax

Deferred tax assets at December 31, 2007 consist of the following temporary differences (dollars in thousands):

Assets:		
Deferred compensation	$	41
Other		5
Total deferred tax assets, before valuation allowance		46
Valuation allowance		—
Deferred tax assets, net	$	46

A valuation allowance for deferred tax assets was not considered necessary at December 31, 2007. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(6) Related Party Transactions

Pursuant to the cost sharing agreement with its Parent, the Company is charged monthly by the parent for salaries, employee benefits, rent, maintenance, and other administrative support.

Included in cash on the statement of financial condition is a deposit with the Parent of $389,384 as of December 31, 2007.

The majority of transactions executed by the Company are for customers introduced by the Parent.

(7) Employee Benefit and Deferred Compensation

The Company participates in the Parent's contributory Savings and Investment Plan 401(k) (the Plan). Contributions are made by employees on a discretionary basis, subject to the applicable limitations of U.S. tax laws. The Company matches contributions up to the lesser of 3% of employee compensation or $6,750 for 2007.

The Company also participates in the Parent's deferred compensation plan. Participation is open to First Vice Presidents and above and permits the participants to defer up to 10% of their base annual salary. The deferred compensation plan document describes methods by which participants can receive a Company match amount as well as a return on their investment.

(8) Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the Rule). The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operations and 15 to 1 thereafter. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2007, the Company had net capital of $7,414,795 which was $7,164,795 in excess of its required net capital of $250,000.

END